                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    Charles E. Smith Residential Realty L.P.
                   ------------------------------------------
                                (Name of Issuer)

                  Class A Units of Limited Partnership Interest
                  ----------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

 ERNEST A. GERARDI, JR., 2345 CRYSTAL DRIVE, ARLINGTON, VA 22202, (703) 920-8500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  JUNE 30, 1994
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

                                  SCHEDULE 13D

CUSIP No.     N/A
------------ -------------------------------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert H. Smith
------------ -------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) /X/

                                                                                                  (b) / /
------------ -------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                                                 / /
------------ -------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
-------------------------------- -------- --------------------------------------------------------------------------
           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     90,733
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
                                 -------- --------------------------------------------------------------------------
                                 8        SHARED VOTING POWER

                                          2,597,978
                                 -------- --------------------------------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER

                                          90,733
                                 -------- --------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          2,597,978
-------------------------------- -------- --------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,688,711
------------ -------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
------------ -------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.5%
------------ -------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.     N/A

------------ -------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert P. Kogod
------------ -------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) /X/

                                                                                                 (b) / /
------------ -------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
------------ -------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                                                      / /
------------ -------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
-------------------------------- -------- --------------------------------------------------------------------------
           NUMBER OF             7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     57,464
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
                                 -------- --------------------------------------------------------------------------
                                 8        SHARED VOTING POWER

                                          2,589,749
                                 -------- --------------------------------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER

                                          57,464
                                 -------- --------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          2,589,749
------------ -------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,647,213
------------ -------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
------------ -------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.4%
------------ -------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------------------------------------------

Item 1.       SECURITY AND ISSUER

       This Statement on Schedule 13D (this "Statement") relates to Class A common units of limited partnership interest ("Units") of Charles E. Smith Residential Realty L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 2345 Crystal Drive, Arlington, Virginia 22202.

Item 2.       IDENTITY AND BACKGROUND

       This Statement is being filed by Robert H. Smith and Robert P. Kogod (together, the "Reporting Persons"). The business address of each of the Reporting Persons is 2345 Crystal Drive, Arlington, Virginia 22202.

       Set forth in Appendix I of this Statement and incorporated herein by reference is a list containing the name, business name and address and present principal occupation of each of the Reporting Persons. None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The Issuer was formed to acquire, in exchange for Units and other consideration, direct and indirect interests in various real estate assets and related businesses (the "Acquired Assets") from the Charles E. Smith Companies and certain of its affiliates. The acquisition of the Acquired Assets and the issuance of Units in exchange for such assets were consummated simultaneously with the initial public offering ("IPO") of Charles E. Smith Residential Realty, Inc., the general partner of the Issuer (the "General Partner").

         In connection with the IPO of the General Partner and the formation of the Issuer, the Reporting Persons received, directly or through affiliated companies, an aggregate of 2,996,182 Units in exchange for contribution to the Issuer of certain of their assets. These Units became eligible for redemption by the holder into shares of common stock, par value of $.01 per share (the "Common Stock") of the General Partner, on July 1, 1995. After this initial contribution of assets to the Issuer, the Reporting Persons received an additional 65,237 Units from the Issuer on February 20, 1997 pursuant to two similar asset contribution transactions. These Units became eligible for redemption into shares of Common Stock beginning February 20, 1998. As of January 12, 1999, the Reporting Persons beneficially owned an aggregate of 2,778,900 Units, which are all eligible for redemption by the holder into Common Stock or cash at the option of the General Partner.

Item 4.       PURPOSE OF TRANSACTION

       As described in Item 3 above, the Reporting Persons acquired Units in exchange for contribution of certain of their assets to the Issuer. Except for a property acquisition transaction approved by the Reporting Person's Board of Directors (but not yet consummated) in which the Reporting Persons may receive Units, the Reporting Persons do not presently intend to contribute additional assets to the Issuer in exchange for Units but such transactions may occur in the future.

       The Reporting Persons have no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present general partner or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure, changes in the Issuer's Partnership Agreement or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Persons beneficially own an aggregate of 2,778,900 Units, which represent approximately 8.8% of the outstanding Units as of January 12, 1999. Information regarding the number and percentage of Units of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I (including Charles E. Smith Management, Inc. the record owner of 1,877,857 Units).

       (b) Information regarding the sole and shared voting and sole and shared dispositive power relating to Units beneficially owned by each of the Reporting Persons is set forth in Appendix I.

       (c) Neither of the Reporting Persons has effected any transactions in Units of the Issuer during the past sixty days.

       (d) No person other than each of the Reporting Persons has the right, either directly or through wholly owned subsidiaries, to receive or the power to direct the receipt of distributions from or the proceeds from the sale of the Units beneficially owned by such person.

       (e) N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The Reporting Persons are not currently parties to any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS

         None

                                   SIGNATURES

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                           January 28, 1999

                                           By:   /s/Robert H. Smith
                                                 -----------------------------
                                           Name: Robert H. Smith


                                           By:   /s/Robert P. Kogod
                                                 -----------------------------
                                           Name: Robert P. Kogod

                                   APPENDIX I


---------------------------- ---------------------------------------------- ----------------------------
 Name of Reporting Person                                                    Number of Units of Issuer
      and Business or                                                       Owned by Reporting Persons
  Residential Address (1)
                             ---------------------------------------------- ----------------------------
                                  Principal Occupation or Employment           Sole      Shared Voting
                                                                             Voting &    & Dispositive
                                                                            Dispositive    Power (2)
                                                                               Power
---------------------------- ---------------------------------------------- ------------ ---------------
Robert H. Smith              Co-Chief Executive and Co-Chairman of the        90,733       2,597,978
                              Board of General Partner of Issuer
---------------------------- ---------------------------------------------- ------------ ---------------
Robert P. Kogod              Co-Chief Executive and Co-Chairman of the        57,464       2,589,749
                              Board of General Partner of Issuer
---------------------------- ---------------------------------------------- ------------ ---------------

-------------------------
(1) The business address of each person listed is 2345 Crystal Drive, Arlington, Virginia 22202.

(2) Includes, where applicable, Units held by the listed person's spouse and/or by corporations controlled by such person (including Charles E. Smith Management, Inc., the record owner of 1,877,857 Units).